UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

Name of issuer
Taste Of Nature, Inc. (the "Company" or "we," "us," or "our")

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    June 22, 1992

Physical address of issuer
2828 Donald Douglas Loop N, Suite A, Santa Monica, CA 90405

Website of issuer
www.tasteofnatureinc.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Current number of employees
36

Summary financial information is provided below for the most recent fiscal year ended December 31, 2024 and prior fiscal year ended December 31, 2023.

	Most recent fiscal year-end December 31, 2024	Prior fiscal year-end December 31, 2023
Total Assets	$11,296,546	$10,777,152
Cash & Cash Equivalents	$1,130,008	$2,266,470
Accounts Receivable	$2,202,808	$2,080,505
Short-term Debt	$3,730,230	$2,588,535
Long-term Debt	$1,339,913	$1,799,297
Revenues/Sales	$33,575,203	$42,548,167
Cost of Goods Sold	$23,540,944	$26,559,061
Taxes Paid	$27,568	$1,246,729
Net Income/Loss	-$1,265,981	$2,592,172

FORM C-AR: Annual Report

TASTE OF NATURE, INC.



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2024

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Taste Of Nature, Inc., a California corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Common Stocks offered and sold by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2024. A copy of this report may be found on the company's website at www.tasteofnatureinc.com.

During fiscal year 2023, the Company raised $329,329 from investors through the sale of its Common Stock in its Regulation CF offering described in the previously filed Form C, dated November 3, 2022. During the period from January 1, 2024, through the date of this Form C-AR (this "Annual Report"), the Company sold an additional $205,404 of their common stock. As of the date of this annual report, the Company raised a total of $3,191,047 from all offerings.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.tasteofnatureinc.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 3, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Taste Of Nature, Inc., referred to herein as the "Company," as well as references to "we," "us," or "our", is a California corporation that was incorporated on June 22, 1992.

The Company is located at 2828 Donald Douglas Loop N, Suite A, Santa Monica, CA 90405.

The Company's website is www.tasteofnatureinc.com as well as www.candyasap.com.

The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Business Overview

Taste of Nature, Inc. is a California-based confectionery company with a 30+ year history. We are recognized as a leader in niche candy categories including edible cookie dough, cotton candy, and chocolate-covered gummy bears.

Business Plan

Although our company has a 30+ year track record of stable growth, we expect to generate revenue by having a solid lineup of existing product formats, management's newly announced licensing deal with Sanrio (Hello Kitty®) and Hostess® further driving higher-margin growth and launching multiple new seasonal products, including Halloween, Christmas, Valentine's Day, and Easter. We will increase seasonal penetration with line extensions, product innovations and licensing and have over 15 new seasonal item launches planned over the next 2 years including at least 2 "gifting SKUs" with the Hello Kitty License. Our plan is to expand our sales and marketing efforts and reach wider markets.

Our Products and/or Services

Overview

Taste of Nature Inc. (the "Company") is a corporation that was incorporated in the State of California on June 22, 1992. The Company believes that it is recognized as a worldwide leader in cookie dough confections (Cookie Dough Bites®) and snacks. The Company also makes pre-packaged Cotton Candy with its Swirlz® Cotton Candy Brand as well as Hawaiian Punch®, Dr Pepper®, A&W®, Hello Kitty® and Mega® Chamoy Cotton Candies. The Company is an innovator of chocolate-covered gummi bears (Muddy Bears®) and manufactures edible cookie dough known as Doughlish®. Moreover, the Company bakes and sells Mrs. Fields® Shelf-Stable Cookies and markets other candies such as Shari® Candies.

Taste of Nature also sells and markets gummies under the Hello Kitty® brand, the Sqwigglies® brand as well as giant "novelty" gummies under the Ginormous® Gummi Bears and Snake Bitez™ Gummi Snakes brands.

The Company primarily sells its products to a wide variety of retailers including grocery stores, drug chains, convenience stores, mass market retailers, specialty market retailers, off price retailers, dollar stores and discounters, foodservice companies, online sellers, vending companies, movie theatres and much more.

Intellectual Property

Trademarks

We have trademarked the names of several of our products including, "BUNNYTAIL LANE", "CINNAMON BUN BITES", "COOKIE DOUGH BITES", "COOKIES N CREAM BITES", "CUPCAKE BITES", "DOUGHLISH", "GINORMOUS", "MUDDY BEARS", "SANTA'S VILLAGE", "SCARYLICIOUS", "SHARI", "S'MORESELS", "SNAKE BITEZ", "SQWIGGLIES", "SWIRLZ COTTON CANDY" and "THE SWEETEST NAME IN CANDY".

Trade Secrets

Our biggest trade secrets are the recipes and processes for our proprietary products (Cookie Dough, Cotton Candy and others).

Domains

We also own and utilize the following domain names https://tasteofnatureinc.com, https://cookiedoughbites.com, http://sharicandies.com, and https://candyasap.com.

Competition

We operate in the highly competitive retail confectionary market. Today, the entire industry is dominated by five major international companies. Combined, they control ~79% of the industry and have collectively outperformed the consumer staples industry for the last five years.

- Mondelez (Nasdaq: MDLZ)
- Mars-Wrigley (Privately held)
- Hershey's (NYSE: HSY)
- Ferraro/Ferrara/Nestle brands (Privately held)
- Lindt/Ghirardelli/R. Stover (OTC: LDSVF)

We believe that competitors in the sector are currently valued at ~2.5-3.5x forward-looking revenues.

Governmental/Regulatory Approval and Compliance

Our business is highly regulated by the FDA. Any regulatory approvals that we receive for our products will require surveillance to monitor the safety and efficacy of the product. In addition, if the FDA or a comparable foreign regulatory authority approves our products, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, facility registration, as well as annual safe quality food, or SQF, audits.

Litigation

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. Litigation is subject to inherent uncertainties, and adverse outcomes could negatively affect the Company's business or financial condition. As of the date of this Offering Statement, the Company is involved in the following legal matters:

1. Taste of Nature, Inc. v. Mrs. Fields Famous Brands, LLC
U.S. District Court for the Northern District of Illinois, Eastern Division
Case No. 1:22-cv-03261

On June 22, 2022, the Company filed a complaint against Mrs. Fields Famous Brands, LLC seeking declaratory relief and alleging breach of contract related to the termination of a 2017 License Agreement between the parties. The Company asserts that Mrs. Fields improperly repudiated and attempted to terminate the agreement in violation of its terms and the implied covenant of good faith and fair dealing. The Company continues to operate under the License Agreement while the litigation is ongoing. The Company is seeking compensatory damages and recovery of attorney's fees and costs.

2. Taste of Nature, Inc. v. Mars Wrigley Confectionery US, LLC
U.S. District Court for the Central District of California
Case No. 2:24-cv-06536-FLA-KS

On July 1, 2024, the Company filed a complaint in the Superior Court of California (County of Los Angeles) against Mars Wrigley Confectionery US, LLC for breach of contract related to the termination of a 2022 License Agreement. The case was later moved to federal court and voluntarily dismissed by the Company without prejudice on January 21, 2025. As a result, the Company no longer manufactures or sells products under the Mars Wrigley brands that were the subject of the License Agreement. The Company is not pursuing any further legal action related to this matter at this time.

Other

Our principal address is 2828 Donald Douglas Loop N, Suite A, Santa Monica, CA 90405. We conduct business in California and sell our products nationwide and in overseas markets.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website: www.tasteofnatureinc.com

The Company must continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3. The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4. The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. The Company liquidates or dissolves its business in accordance with applicable state law.

Compliance with Annual Reporting Requirements

Taste of Nature, Inc. has not previously failed to comply with the annual ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

Scott Samet, Director   **Dates of Board Service: June 1992 - Present**

Mr. Samet has 30 years of experience selling, distributing, merchandising, and marketing confectionery and pet products to a wide array of retail outlets in North America and internationally as well. He manages a nationwide sales force and has been successful in penetrating all classes of trade. He co-founded the company in 1992 with an initial capitalization of a mere $15,000.   Prior to 1992, Mr. Samet was a Financial Analyst with Bankers Trust in the mergers & acquisitions group. In 2012 Mr. Samet helped develop Cookie Dough Bites® Factory – a mobile gaming app which became the #1 Game for kids on the iPad and iPhone within 2 weeks of launch and has garnered over 2.5 million worldwide downloads within the first 5 months of launch.

Scott Samet's Business Experience for the Last Three Years

<ins>Employer</ins>: Taste of Nature, Inc.
<ins>Employer's Principal Business</ins>: Confectionery / Novelty Candies.
<ins>Title</ins>: Chief Executive Officer and President.
<ins>Dates of Service</ins>: June 1992 – present
<ins>Responsibilities</ins>: Lead and manage sales, business development and strategic planning.

<ins>Education</ins>: Wharton School of the University of Pennsylvania: Bachelor of Science in Economics.

Douglas Chu, Director   **Dates of Board Service: June 1992 - Present**

Mr. Chu has 30 years of experience manufacturing, distributing, merchandising, and marketing confectionery products to a wide array of retail outlets in North America and internationally as well. He also oversees all aspects of supply chain management, finance, and production for the company. He co-founded the company in 1992 with an initial capitalization of a mere $15,000. Prior to 1992, Mr. Chu was a Financial Analyst with Bankers Trust in the media & entertainment group.

Douglas Chu's Business Experience for the Last Three Years

<ins>Employer</ins>: Taste of Nature, Inc.
<ins>Employer's Principal Business</ins>: Confectionery / Novelty Candies.
<ins>Title</ins>: Vice President and Secretary.
<ins>Dates of Service</ins>: June 1992 – present
<ins>Responsibilities</ins>: Lead and manage operations and finance.

<ins>Education</ins>: Wharton School of the University of Pennsylvania: Bachelor of Science in Economics.

Officers of the Company

Scott Samet, CEO and President
See "Directors of the Company" section above.

Douglas Chu, Vice President and Secretary
See "Directors of the Company" section above.

Employees

As of the date of this Form C-AR, the Company currently has 36 employees.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks occur, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO MANUFACTURING, SUPPLY, AND OUR RELATIONSHIPS WITH THIRD PARTIES

- We expect to depend on collaborations with third parties for certain research, development and commercialization activities, and if any such collaborations are not successful, it may harm our business and prospects.

- We may rely on third parties in part to conduct, supervise and monitor our manufacturing, distribution, sales and some aspects of our growth and marketing strategies, and if those third parties do not successfully carry out their contractual duties, comply with regulatory requirements, or otherwise perform in a satisfactory manner, we may not be able to obtain regulatory approval or commercialize products, or such approval or commercialization may be delayed, and our business may be substantially harmed.

- If we are unable to obtain enough raw materials and supplies, at acceptable prices and on a timely basis, it could harm our business.

- We will rely on third parties at least in part to manufacture our product supplies, and we may rely on third parties to produce and process our products.

- Manufacturing our products is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our products for commercial purposes could be delayed or stopped.

- We, or our third-party manufacturers, may be unable to successfully scale-up the manufacturing process for our new line products to provide sufficient quality and quantity, which would delay or prevent us from supplying finished products.

- If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our research, development and commercialization plans.

- Our employees, temporary staff, consultants or vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on our reputation and our financial condition and operations.

RISKS RELATED TO SALES, MARKETING, AND COMPETITION

- We operate in a highly competitive industry, and we face risks related to the execution of our strategy and our timely response to channel shifts and pricing and other competitive pressures. We face competition from our major competitors such as Mars, Hershey's, Tootsie Roll, Ferrero, Mondelez, and Nestle that dominate the market and shelves in stores.

- The food and snacking industry are highly competitive. Our principal competitors include food, snack and beverage companies that operate in multiple geographic areas and numerous local and regional companies. Failure to effectively respond to challenges from our competitors could adversely affect our business.

- When it comes to candy, the shelves are dominated by the big brands. Supermarket chains and food manufacturers make backroom deals to decide which products get placed in high-traffic areas. Supermarkets assign which of the major manufacturers, in any given food category, will serve as "category captains." They create documents known as "planograms" that dictate where they and their competitors' products go on shelves. It is difficult for us to compete with these big brands.

- Even if a small brand manages to get around those obstacles, there's still a very expensive "pay to play" in place: slotting fees, pay-to-stay fees, and display placements can range from the hundreds of thousands to millions of dollars per year. But even if distribution channels are secured, sales still must be driven to continue paying the cost of shelf space. These obstacles place a considerable financial burden on our operations.

- We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.

- In addition, our success in maintaining and enhancing our brand image depends on our ability to anticipate change and adapt to a rapidly changing marketing and media environment, including our increasing reliance on established and emerging social media and online platforms, digital and mobile dissemination of marketing and advertising campaigns, targeted marketing and the increasing accessibility and speed of dissemination of information.

- Third parties might also improperly use our brands as part of phishing or other scams, which could negatively affect our brand image. Failure to successfully maintain and enhance our reputation and brand health could materially and adversely affect our Company and product brands as well as our product sales, financial condition, results of operations, cash flow and stock price.

- We must correctly predict, identify, interpret, and meet changes in consumer preferences and demand and offer new and improved products that meet those changes. Consumer preferences for food and snacking products change continually. Our success depends on our ability to predict, identify, interpret, and meet the tastes, dietary habits, packaging, sales channel, and other preferences of consumers around the world and to offer products that appeal to these preferences in the places and ways consumers want to shop. There may be further shifts in the relative size of shopping channels in addition to the increasing role of digital commerce for consumers. Our success relies upon managing this complexity to promote and bring our products to consumers effectively. Moreover, weak economic conditions, inflation, equity market volatility or other factors, such as global or local pandemics and severe or unusual weather events, affect consumer preferences and demand.

RISKS RELATED TO INGREDIENTS AND PACKAGING

- Ingredient shortages often cause companies to make substitutions or otherwise create new formulations. However, in many recipes, whether at home or in industry, finding substitute ingredients can be risky and thus affect our products consistency.

- Switching up formulas requires much more than new packaging, flavors and textures and are often challenged enough that leads customers to stop buying.

- High fuel prices serve only to further quash margins for most manufacturers, adding even more pressure. Even if manufacturers can secure all the necessary ingredients and source reasonably affordable shipping channels, labor costs further reduce margins.

- Packaging issues can cost a lot of money to companies. Consumers normally rate satisfaction gaps in packaging in a manner of convenience to easily open and close or reseal, freshness and protection. Getting these wrong can lead consumers from deviating from other products/brands who might achieve those goals better. Errors in packaging can also be costly to our Company and result in unanticipated costs and expenses or lawsuits from third parties.

- There is an increased use of materials with a higher recyclability profile across snack categories to achieve sustainable packaging. The delivery of a quality experience at home beyond the pure consumption of the product is set to influence future snack packaging.

- Our Company's reputation or brand image might be impacted because of issues or concerns relating to the quality and safety of our products, ingredients or packaging, human and workplace rights, and other environmental, social or governance matters, which in turn could result in litigation or otherwise negatively impact our operating results. To sell our iconic, branded products, we need to maintain a good reputation with our customers, consumers, suppliers, vendors, and employees, among others. Issues related to the quality and safety of our products, ingredients or packaging could jeopardize our Company's image and reputation.

- Negative perceptions concerning the health, environmental and social implications of certain food products, ingredients, packaging materials, and sourcing or production methods could influence consumer preferences and acceptance of some of our products and marketing programs. For example, consumers have increasingly focused on well-being, including reducing sodium, and added sugar consumption, as well as the source and authenticity of ingredients in the foods they consume. In addition, consumer preferences differ by region, and we must monitor and adjust our use of ingredients and other activities to respond to these regional preferences. We might be unsuccessful in our efforts to effectively respond to changing consumer preferences and social expectations. Continued negative perceptions or failure to satisfy consumer preferences could materially and adversely affect our reputation, brands, product sales, financial condition, results of operations, cash flows and stock price.

- Commodity and other input prices are volatile and may increase or decrease significantly or availability of commodities may become constrained. We purchase and use large quantities of commodities, including cocoa, wheat, palm oil, soy, dairy, other vegetable oils, sugar and other sweeteners, flavoring agents, and nuts. In addition, we purchase and use significant quantities of product packaging materials, natural gas, fuel and electricity for our factories and warehouses, and we also incur expenses in connection with labor and the transportation and delivery of our products. Costs of raw materials, energy and other supplies and services are volatile and fluctuate due to conditions that are difficult to predict.

RISKS RELATED TO OUR BUSINESS OPERATIONS

- Market disruptions, supply-chain disruptions, geopolitical conflicts, including acts of war, macroeconomic events, and inflation, could create market volatility that negatively impact our business.

- We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

- Our future success depends on our ability to retain key employees, consultants, and advisors and to attract, retain and motivate qualified personnel. We are highly dependent on the services of our two founders, Scott Samet and Douglas Chu and upon Chris Rich, who serves as our Plant Manager as well as several other employees.

- Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory requirements and other risks and uncertainties.

- Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could potentially expose us to liability or otherwise adversely affecting our business.

- Disruptions, failures, or security breaches of our information technology infrastructure could have a negative impact on our operations. We could regularly be a target of attempted cyber and other security threats.

- The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for any of our products, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

- Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

RISKS RELATED TO OUR TRADE SECRETS AND IP

- Our biggest trade secrets are the recipes and processes for proprietary products (Cookie Dough, Cotton Candy and others) and if these trade secrets are disclosed publicly whether as the result of an inadvertent mistake or by theft, it would cause a material adverse effect on our business.

- If we are unable to sufficiently protect our trade secrets then our competitors could develop and commercialize products like or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

- We may rely on trade secrets and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

- We may be subject to claims challenging the inventorship or ownership of trademarks.

- Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

- Obtaining and maintaining trademark protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental agencies, and our trademark protection could be reduced or eliminated for non- compliance with these requirements.

- In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

- Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

- If we are sued for infringing the intellectual property rights of third parties, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our newer products.

- We may become involved in lawsuits to defend or enforce our trade secrets or other intellectual property, which could be expensive, time-consuming and unsuccessful.

- Because of the expense and uncertainty of litigation, we may not be able to enforce our intellectual property rights against third parties.

- We may not be able to protect our intellectual property rights throughout the world.

- Changes in trademark and trade secret law in the United States and other jurisdictions could diminish the value of products in general, thereby impairing our ability to protect our new line products.

RISKS RELATED TO OTHER REGULATORY MATTERS

- We will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

- Obtaining and maintaining regulatory approval of our products in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our products in other jurisdictions.

- Failure to comply with existing or future health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal fines or penalties), private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws and regulations could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

- If we fail to comply with environmental, health and safety laws and regulations, including OSHA or other regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

- Product liability lawsuits against us could cause us to incur substantial liabilities and could limit our commercialization of any newer products that we may develop.

- We may decide or be required to recall products or be subjected to product liability claims. We could decide, or laws or regulations could require us, to recall products due to suspected or confirmed deliberate or unintentional product contamination, including contamination of ingredients we use in our products that third parties supply, spoilage or other adulteration, product mislabeling or product tampering. In addition, if another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category. Any of these events could materially and adversely affect our reputation, brands, product sales, financial condition, results of operations, cash flows and stock price. We may also suffer losses when our products or operations or those of our suppliers violate applicable laws or regulations, or when our or our suppliers' products cause injury, illness, or death.

- Our marketing could face claims of false or deceptive advertising or other criticism. A significant product liability claims or other legal judgment against us, a related regulatory enforcement action, a widespread product recall or attempts to manipulate us based on threats related to the safety of our products could materially and adversely affect our reputation and profitability. Moreover, even if a product liability, consumer fraud or other claim is unsuccessful, has no merit or is not pursued, the negative publicity surrounding assertions against our products or processes could materially and adversely affect our reputation, brands, product sales, product inventory, financial condition, results of operations, cash flows and stock price, and we could incur significant expense responding to such a claim.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power
Scott Samet	25,000,000 Shares of Class B Common Stock	50.00%[*]
Douglas Chu	25,000,000 Shares of Class B Common Stock	50.00%[*]

* Based on 50,000,000 shares of class B common stock issued and outstanding

Capitalization

Our authorized capital stock consists of 175,000,000 shares of common stock, $0.0001 par value per share, of which, 100,000,000 shares shall be designated Class A Common Stock, $0.0001 par value per share, and 75,000,000 shares shall be designated as Class B Common Stock, $0.0001 par value per share and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this annual report, a total of 3,191,047 shares of class A common stock are issued and outstanding, a total of 50,000,000 shares of class B common stock are issued and outstanding and no shares of Preferred Stock are issued and outstanding.

The shares of our common stock issued in the last Reg CF offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

Potential for Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due by the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

Exercise of Rights by Principal Owners

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

Company Valuation

The securities being offered are valued arbitrarily at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of speculation. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

Risks Related to Minority Ownership

The Company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

Restrictions on Transfer of the Securities Offered Under Regulation Crowdfunding

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

- the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

INDEBTEDNESS OF THE COMPANY

Lender/ Date of Loan	Original Principal Amount	Interest	Maturity	Description
American Commercial Bank & Trust **Date of Loan is May 1, 2024**	$1,687,618	6.250%	April 30, 2027	The loan is secured by all of the company's assets.

PAST EXEMPT OFFERINGS OF THE COMPANY

We issued a total of 500 shares of common stock (pre-split) to our initial stockholders under Section 4(a)(2) of the Securities Act. During fiscal year 2022, the Company raised $2,656,317.00 (before offering expenses) from investors through the sale of its Common Stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated November 3, 2022. And in 2023 we sold an additional $329,329 (before offering expenses) of our common stock under the same offering. The Company raised a total of $2,985,646 (before offering expenses) from this Offering. We also issued, 102,702 shares of Class A Common stock in our Section 4(a)(6) offering for the Form C filed on December 19, 2023.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Results of Operations

Revenues – Taste of Nature, Inc., or TON generates revenues primarily from the sales of confections and snacks. For the fiscal years ending December 31, 2024, and 2023 we generated revenues of $33,575,203 and $42,548,167 respectively. The decline in revenue is due to reduced distribution, supply chain issues, and loss of licensing.

Cost of Revenues – Cost of revenues includes the cost of raw materials, packaging, and production costs among other things. For the fiscal years ending December 31, 2024, and 2023 our cost of revenues was $23,540,944 and $26,559,061 respectively.

Payroll Expenses and Taxes – Payroll expenses and taxes consist of salaries, wages, performance incentives, employer payroll taxes, and benefits for plant and corporate personnel. We continually review such costs for efficiency opportunities. These expenses and taxes totaled $3,654,067 and $5,436,352 for the periods ending December 31, 2024, and 2023, respectively.

Selling, General and Administrative Expenses – Selling, general and administrative expenses (SG&A) include corporate and plant-related operating expenses, including advertising, marketing, and promotional costs, occupancy (rent, common area maintenance, and real estate taxes), utilities, supplies and outside service expenses, and repairs and maintenance. Also included are the costs associated with the various departments of our corporate headquarters that support the development and operation of our facility, including insurance and travel expenses. SG&A expenses for the fiscal years ending December 31, 2024, and 2023, respectively, were $5,612,312 and $5,241,065, respectively.

Legal and Accounting – Legal and accounting expenses include legal expenses, accounting fees for our reviews and audits, and other professional fees at the corporate level. Legal and accounting expenses for the fiscal years ending December 31, 2024, and 2023 were $649,894 and $128,297 respectively.

Depreciation – Depreciation includes the depreciation of property and equipment and capitalized leasehold improvements. Depreciation expenses for the fiscal years ending December 31, 2024, and 2023 were $1,198,555 and $689,323, respectively.

Interest Expense - Interest expense includes the cost of our debt obligations including the amortization of loan fees, net of any interest income earned, or interest expense capitalized. Interest expenses for the periods ending December 31, 2024, and 2023 were $91,160 and $82,759 respectively.

Income Tax Expense– Income tax expense represents taxes for federal, state, and foreign (as applicable) current and deferred income. Income tax expenses totaled $27,568 for the period ending December 31, 2024, and $1,220,485 for the period ending December 31, 2023. Taxes were overestimated and overpaid in 2023 and the company is expecting a refund.

Off-Balance Sheet Arrangements – We have no material off-balance sheet arrangements.

Liquidity and Capital Resources

We had cash flow from financing activities of $205,404 in fiscal year 2024 as compared to $329,329 in fiscal year 2023 (before offering expenses) from investors through the sale of our Common Stock on the PicMii portal in our Regulation CF offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps that we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

We offered up to 1,000,000 shares of our class A common stock through the sale of our class A common stock in its Regulation CF offering described in the previously filed Form C, dated December 19, 2023. We also offered up to 3,000,000 shares of our class A common stock through the sale of our class A common stock in its Regulation CF offering described in the previously filed Form C, dated November 3, 2022.

We are authorized to issue 225,000,000, consisting of (i) 175,000,000 shares of Common Stock, $0.0001 par value per share, of which, 100,000,000 shares shall be designated Class A Common Stock, $0.0001 par value per share, and 75,000,000 shares shall be designated as Class B Common Stock, $0.0001 par value per share.

As of the date of this annual report, a total of 3,191,047 shares of class A common stock are issued and outstanding and a total of 50,000,000 shares of class B common stock are issued and outstanding.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Holders of our class B common stock are entitled to ten (10) votes per share of class B common stock held. Any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. We do not have any voting agreements in place. We do not have any shareholder agreements in place.

Dividends. We are not obligated and have not agreed to pay any dividends for 2024.

Anti-Dilution Rights. The securities do not have anti-dilution rights, which means that corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price-based anti-dilution protection.

Preferred Stock

We are authorized to issue 50,000,000 shares of blank check preferred stock, $0.0001 par value per share. As of the date of this annual report, no shares of our preferred stock are issued and outstanding.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated based on voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company has not engaged in any known transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached audited financial statements are true and complete in all material respects.

/s/ Scott Samet
(Signature)

Scott Samet
(Name)

CEO & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Samet
(Signature)

Scott Samet
(Name)

CEO & President
(Title)

October 3, 2025
(Date)

/s/ Douglas Chu
(Signature)
Douglas Chu
(Name)
Director
(Title)

October 3, 2025
(Date)

EXHIBITS

Exhibit A   Financial Statements